Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

March 26, 2009

H. Christopher Owings
United States Securities and Exchange Commission Mail
Stop 3561 Washington, DC 20549-5546

Re:     Solar Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed March 3, 2009
Form 10-K for Fiscal Year Ended December 31, 2007 Filed
July 10, 2008
Form 10-Q for Fiscal Period Ended September 30, 2008 Filed
January 12, 2009 File No. 333-152-496

Dear Mr. Owings,

Please see the responses to your letter below:

Shares Eligible for Future Sale, page 28

1.
We note, that you have re-inserted the "Shares Eligible For Future Sale" section. We also note your inclusion of a statement referring readers to the legality opinion filed as an exhibit to the registration statement in the first paragraph of that section. In addition, please revise the second sentence of the second paragraph of this section to indicate, if true, that the statement regarding the tradability of the shares is the opinion of your counsel and refer readers to the legality opinion filed as an exhibit. Also, please clarify that only the shares being registered under this registration statement will be tradable without further restriction.

The following was added to the abovementioned section, "Our legal counsel has provided an opinion of this, which is hereto attached as an exhibit. Only the shares being offered under this registration statement will be tradable without further restriction."

Exhibits

2.
We note that you have omitted from your Exhibit Index a form of your stock certificate. Please file a form of your stock certificate and include a reference to your stock certificate in your Exhibit Index or advise why you believe you are not required to file a form of your stock certificate. Please refer to Item 601(b)(4) of Regulation S-K.

We have included a stock certificate for your review.

3.
Exhibit 23.1 appears to be the Report of Independent Registered Public Accounting Firm Please note this does not comply with Rule 436 of the Securities Act of 1933. Please include a currently dated auditor consent(s) in your next amendment.

We have included a currently dated Auditor's Consent.

Form 10-Q for the Fiscal Period Ended September 30. 2008 Rule 13a-14(aV15(dH4(a) Certifications. Exhibit 31.1 and 31.2

4.
We note your response to comment six from our letter dated February 3, 2009. We also note your Rule 13a-14(a) certification that you filed with your 10-SB/A. In future filings, please omit the title of the certifying officer from the title of the certification. The title should merely state "certification." Please confirm your understanding in this regard. Please also confirm that the inclusion of your certifying officer's title in the title of the certification was not intended to limit the capacity in which the officer provided the certifications.

We understand and will comply with future filings.

Please contact us with any questions or concerns. If possible, please advise us if we may submit a request for acceleration. Our fax number is 951-602-6049.

Sincerely,

/s/jis
Jillian Ivey Sidoti
Counsel for Solar Acquisitions Corp, Inc.

du/JIS

cc: Clients